                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K/A
                                (AMENDMENT NO. 1)

                    ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM ___________________ TO _______________________

COMMISSION FILE NO. 1-16097

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                            THE MEN'S WEARHOUSE, INC.
                               401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                            THE MEN'S WEARHOUSE, INC.
                               5803 GLENMONT DRIVE
                              HOUSTON, TEXAS 77081

                                EXPLANATORY NOTE

This Form 11K/A amends and restates the Annual Report on Form 11-K filed June 22, 2004, to revise the report of the independent registered public accounting firm to only make reference to their audits having been conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). There were no other changes to the previously filed financial statements of The Men's Wearhouse, Inc. 401(k) Savings Plan as of and for the years ended December 31, 2003 and 2002.

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

Financial Statements for the Years Ended
December 31, 2003 and 2002, Supplemental
Schedule for the Year Ended December 31, 2003 and Report of Independent Registered Public
Accounting Firm

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

TABLE OF CONTENTS

                                                                                                                 PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                            1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEARS THEN ENDED:

   Statements of Net Assets Available for Benefits                                                                 2

   Statements of Changes in Net Assets Available for Benefits                                                      3

   Notes to Financial Statements                                                                                   4

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2003 -

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                                  8

SIGNATURES                                                                                                         9

EXHIBIT INDEX                                                                                                     10

Schedules Omitted

Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of
The Men's Wearhouse, Inc.
    401(k) Savings Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of The Men's Wearhouse, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
June 15, 2004

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 2003 AND 2002

                                                                                       2003              2002
CASH                                                                               $      4,604     $      133,320
                                                                                   ------------     --------------
INVESTMENTS, At fair value:
   Mutual Fund Assets:
      AXP Cash Management Fund                                                        5,096,380          3,782,190
      AXP Bond Fund                                                                   2,197,336          1,677,945
      AXP Balanced Mutual Fund                                                        3,020,420          2,156,250
      AXP Blue Chip Advantage Fund                                                    5,910,688          3,967,979
      AXP New Dimensions Fund                                                         6,450,817          4,655,619
      Franklin Small-Mid Cap Fund                                                     1,275,230            505,088
      Invesco Dynamics Fund                                                             704,680            403,533
      Janus Overseas Fund                                                             2,413,603          1,530,109
   AET Equity Index II Fund                                                             684,002            367,539
   The Men's Wearhouse Pooled Stock Fund                                              6,219,449          4,874,299
   Loans to participants                                                              2,316,844          2,019,553
                                                                                   ------------     --------------

                Total investments                                                    36,289,449         25,940,104
                                                                                   ------------     --------------

CONTRIBUTIONS RECEIVABLE:
   Employees                                                                            106,608            102,155
   Employer                                                                               6,579              2,800
                                                                                   ------------     --------------

                Total contributions receivable                                          113,187            104,955
                                                                                   ------------     --------------

NET ASSETS AVAILABLE FOR BENEFITS                                                  $ 36,407,240     $   26,178,379
                                                                                   ============     ==============

                       See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                       2003              2002
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income (loss):
      Net appreciation (depreciation) in fair value of investments                 $  6,033,695     $   (4,427,661)
      Interest and dividends                                                            384,773            393,460
                                                                                   ------------     --------------

                Total investment income (loss)                                        6,418,468         (4,034,201)

   Employee contributions                                                             5,834,358          5,762,282
   Employer contributions                                                               600,024            326,540
                                                                                   ------------     --------------

                Total contributions                                                   6,434,382          6,088,822
                                                                                   ------------     --------------

                Total additions                                                      12,852,850          2,054,621

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefit payments                                                                   2,623,989          2,871,700
                                                                                   ------------     --------------

NET INCREASE (DECREASE) IN NET ASSETS
   AVAILABLE FOR BENEFITS                                                            10,228,861           (817,079)

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                                 26,178,379         26,995,458
                                                                                   ------------     --------------

   End of year                                                                     $ 36,407,240     $   26,178,379
                                                                                   ============     ==============

                       See notes to financial statements.

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1.    DESCRIPTION OF PLAN

      The following description of The Men's Wearhouse, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the plan and trust agreements for more information.

      GENERAL - The Plan is a defined contribution plan that has most recently been amended and restated effective January 1, 2002. The purpose of the Plan is to provide eligible employees with future retirement benefits through a deferred savings program. The Plan year ends on December 31. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and subsequent amendments and revisions.

      ELIGIBILITY - The Plan provides that all employees of The Men's Wearhouse, Inc. and subsidiaries (the "Company"), except for employees of Moores Retail Group Inc. and subsidiaries, become eligible to participate after three months of service.

      ADMINISTRATION - The Plan is administered by an advisory committee made up of four employees. The Company pays all administrative expenses of the Plan. Investments of the Plan are held in trust by American Express Trust Company (the "Trustee").

      CONTRIBUTIONS - Eligible employees may make pre-tax contributions to the Plan through salary deferrals, up to the amount of the current year statutory limitations (subject to cost-of-living adjustments). During 2002, the matching percentage was 10% on the first $2,000 salary deferral for all qualified participants, for a maximum $200 contribution per year. Effective April 1, 2003, the Company revised the Plan to increase the Company's matching percentage from 10% to 20% on the first $2,000 salary deferral for all qualified participants, for a maximum $400 contribution per year.

      AUTHORIZED INVESTMENTS - Employee contributions are deposited into a trust account which is invested by the Trustee in various investment options as directed by each employee. The investment options available include nine fund investments maintained by the Trustee plus The Men's Wearhouse Pooled Stock Fund. Plan participants, at their sole discretion, may transfer amounts between the various investment options, including The Men's Wearhouse Pooled Stock Fund, at any time.

      VESTING - Employees are 100% vested in their salary deferral contribution accounts and their employer contribution accounts.

      DISTRIBUTIONS TO PARTICIPANTS - Upon termination of service, a participant may elect to receive a lump-sum payment equal to the value of his or her account. The Plan also permits distributions to active participants if certain conditions are met.

      PARTICIPANT LOANS - Plan loans are available to all active Plan participants on a reasonably equivalent basis. Amounts may not exceed the lesser of $50,000 or one-half of the current value of a participant's vested account balance. All loans are fully secured by the balance in the participant's account.

2.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the plan are prepared on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value as determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. The net (depreciation) appreciation in fair value of investment securities consists of the net change in unrealized (depreciation) appreciation in fair value and realized gains (losses) upon the sale of investments. The net change in unrealized (depreciation) appreciation and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date.

      PAYMENT OF BENEFITS - Benefits are recorded when paid.

3.    RISKS AND UNCERTAINTIES

      The Plan provides for various investments in common stock and registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

4.    PLAN TERMINATION

      Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their accounts as of the end of the last Plan year for which a substantial employer contribution was made and in any amounts later allocated to their accounts

5.    TAX STATUS

      The Internal Revenue Service (the "IRS") determined and informed the Company by letter dated June 4, 2004, that the Plan and related trust, as amended and restated effective January 1, 2002, were designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.    BENEFITS PAYABLE

      As of the report date, the Company had not completed discrimination testing for the year ended December 31, 2003. For the year ended December 31, 2002, $88,328 was refunded during 2003 as a result of the 2002 tests. Management believes the amount of refunds, if any, resulting from the 2003 testing cannot be reasonably estimated and therefore no liability has been recorded for such refunds.

7.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by the Trustee of the Plan. The Men's Wearhouse Pooled Stock Fund invests in the common stock of the Company. Transactions with the Trustee and the Company qualify as party-in-interest transactions.

8.    INVESTMENTS

      Individual investments which exceed 5% of net assets available for plan benefits as of December 31, 2003 and 2002, are as follows:

                                                                                 2003               2002
*  AXP Cash Management Fund                                                   $ 5,096,380      $ 3,782,190
*  AXP Bond Fund                                                                2,197,336        1,677,945
*  AXP Balanced Mutual Fund                                                     3,020,420        2,156,250
*  AXP Blue Chip Advantage Fund                                                 5,910,688        3,967,979
*  AXP New Dimensions Fund                                                      6,450,817        4,655,619
   Janus Overseas Fund                                                          2,413,603        1,530,109
*  The Men's Wearhouse Pooled Stock Fund                                        6,219,449        4,874,299
*  Loans to participants                                                        2,316,844        2,019,553

* Party-in-interest

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements for the year ended December 31, 2003 to Form 5500:

Net assets available for benefits per the financial statements                 $36,407,240
Deemed distributions to withdrawing participants at December 31, 2003               (8,691)
                                                                               -----------
Net assets available for benefits per the Form 5500                            $36,398,549
                                                                               ===========

      The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003 to Form 5500:

Benefits paid per the financial statements                                     $2,623,989
Add: Amounts allocated as deemed distributions to withdrawing
   participants at December 31, 2003                                                8,691
Less: Amounts allocated as deemed distributions to withdrawing
   participants at December 31, 2002                                              (49,314)
Less: Amounts allocated as deemed distributions to withdrawing
   participants at December 31, 2000                                              (15,774)
                                                                               ----------
Benefits paid per Form 5500                                                    $2,567,592
                                                                               ==========

10.   SUBSEQUENT EVENT

      Effective February 20, 2004, the Plan was amended and restated.

      Effective April 1, 2004, the Company changed its Plan Administrator and record keeper from American Express Trust Company to SelectBenefit, a service group within Union Bank of California.

      The investment options available to employees prior to April 1, 2004 were also replaced with the following investment options:

      American AAdvantage Small Cap Value Fund
      American Century Small Company Fund
      American Funds EuroPacific Growth Fund
      American Funds Growth Fund of America
      Barclays Global Investment S&P 500 Fund
      Barclays Global Investment Lifepath Retirement Fund
      Barclays Global Investment Lifepath 2010 Fund
      Barclays Global Investment Lifepath 2020 Fund
      Barclays Global Investment Lifepath 2030 Fund
      Barclays Global Investment Lifepath 2040 Fund
      Dodge & Cox Stock Fund
      Pacific Investment Management Company Total Return Fund
      The Men's Wearhouse Common Stock Fund (previously a pooled stock fund) Union Bank of California Stable Value Fund

                                   * * * * * *

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2003

                                                       (c)
                                                  DESCRIPTION OF
                       (b)                    INVESTMENT, INCLUDING
                IDENTITY OF ISSUER,             MATURITY DATE, RATE                                     (e)
                BORROWER, LESSOR, OR          OF INTEREST, COLLATERAL,                 (d)            CURRENT
 (a)              SIMILAR PARTY                PAR OR MATURITY VALUE                   COST             VALUE
        MUTUAL FUNDS:
  *        American Express Trust Company    AXP Cash Management Fund                  (2)         $    5,096,380
  *        American Express Trust Company    AXP Bond Fund                             (2)              2,197,336
  *        American Express Trust Company    AXP Balanced Mutual Fund                  (2)              3,020,420
  *        American Express Trust Company    AXP Blue Chip Advantage Fund              (2)              5,910,688
  *        American Express Trust Company    AXP New Dimensions Fund                   (2)              6,450,817
           Franklin Templeton                Franklin Small-Mid Cap Fund               (2)              1,275,230
           Invesco Funds Group, Inc.         Invesco Dynamics Fund                     (2)                704,680
           Janus                             Janus Overseas Fund                       (2)              2,413,603
                                                                                                   --------------

        TOTAL MUTUAL FUNDS                                                                         $   27,069,154
                                                                                                   ==============
        COLLECTIVE INVESTMENT FUND -
  *        American Express Trust Company    AET Equity Index II Fund                  (2)         $      684,002
                                                                                                   ==============
        OTHER -
  *     The Men's Wearhouse, Inc.            The Men's Wearhouse Pooled Stock Fund     (2)         $    6,219,449
                                                                                                   ==============

  *     LOANS TO PARTICIPANTS                Loans to Participants (1)                 (2)         $    2,316,844
                                                                                                   ==============

*  Party-in-interest

(1) Generally five-year installment notes with interest rates originating at prime + 1%, resulting in interest rates ranging from 5.0% to 10.5%.

(2) Cost information has been omitted because all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee of the Men's Wearhouse, Inc. 401(k) Savings Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                         THE MEN'S WEARHOUSE, INC.
                                             401(k) SAVINGS PLAN

Date: July 14, 2004                           /s/ Neill P. Davis
                           -----------------------------------------------------
                                         Neill P. Davis, Executive
                           Executive Vice President, Chief Financial Officer and
                                        Principal Financial Officer

INDEX TO EXHIBITS

EXHIBIT
NUMBER                                 DESCRIPTION
   23.1    -    Consent of Deloitte & Touche LLP, Independent Registered Public
                Accounting Firm (filed herewith).

   32.1*   -    Certification Pursuant to 18 U.S.C Section 1350, as Adopted
                Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

----------
*  Previously Filed